OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Rural/Metro Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

781748108

(CUSIP Number)

June 29, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13G
CUSIP No. 781748108			Page 2 of 9

1.	Name of Reporting Person: Tennenbaum Capital Partners, LLC		I.R.S. Identification Nos. of above persons (entities only): (IRS ID # 95-4759860) (1)

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares

		6.	Shared Voting Power: 1,304,813 shares

		7.	Sole Dispositive Power: 0 shares

		8.	Shared Dispositive Power: 1,304,813 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,304,813 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.6% (2)

12.	Type of Reporting Person: IA, OO

(1)           Tennenbaum Capital Partners, LLC serves as investment advisor to two funds which are the registered holders of shares of Common Stock of Rural/Metro Corporation held by the reporting persons.

(2)           Based on 23,142,790 shares of Common Stock of Rural/Metro Corporation outstanding as of April 21, 2005, as reported by Rural/Metro Corporation in its Form 10-Q for the quarterly period ended March 31, 2005, filed on May 16, 2005, and computed in accordance with Rule 13d-3(d)(1).

SCHEDULE 13G
CUSIP No. 781748108			Page 3 of 9

1.	Name of Reporting Person: SVIM/MSM II, LLC		I.R.S. Identification Nos. of above persons (entities only): (IRS ID # 52-2263031)

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares

		6.	Shared Voting Power: 1,024,579 shares

		7.	Sole Dispositive Power: 0 shares

		8.	Shared Dispositive Power: 1,024,579 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,024,579 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.4% (1)

12.	Type of Reporting Person: OO

(1)           Based on 23,142,790 shares of Common Stock of Rural/Metro Corporation outstanding as of April 21, 2005, as reported by Rural/Metro Corporation in its Form 10-Q for the quarterly period ended March 31, 2005, filed on May 16, 2005, and computed in accordance with Rule 13d-3(d)(1).

SCHEDULE 13G
CUSIP No. 781748108			Page 4 of 9

1.	Name of Reporting Person: Tennenbaum & Co., LLC		I.R.S. Identification Nos. of above persons (entities only): (IRS ID # 95-4587347)

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares

		6.	Shared Voting Power: 1,304,813 shares

		7.	Sole Dispositive Power: 0 shares

		8.	Shared Dispositive Power: 1,304,813 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,304,813 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.6% (1)

12.	Type of Reporting Person: OO

(1)          Based on 23,142,790 shares of Common Stock of Rural/Metro Corporation outstanding as of April 21, 2005, as reported by Rural/Metro Corporation in its Form 10-Q for the quarterly period ended March 31, 2005, filed on May 16, 2005, and computed in accordance with Rule 13d-3(d)(1).

SCHEDULE 13G
CUSIP No. 781748108			Page 5 of 9

1.	Name of Reporting Person: Michael E. Tennenbaum		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 shares

		6.	Shared Voting Power: 1,304,813 shares

		7.	Sole Dispositive Power: 0 shares

		8.	Shared Dispositive Power: 1,304,813 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,304,813 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.6% (1)

12.	Type of Reporting Person: IN

(1)          Based on 23,142,790 shares of Common Stock of Rural/Metro Corporation outstanding as of April 21, 2005, as reported by Rural/Metro Corporation in its Form 10-Q for the quarterly period ended March 31, 2005, filed on May 16, 2005, and computed in accordance with Rule 13d-3(d)(1).

Item 1(a). Name of Issuer
Item 1(b). Address of Issuer’s Principal Executive Offices
Item 2(a). Name of Persons Filing
Item 2(b). Address of Principal Business Office
Item 2(c). Citizenship
Item 2(d). Title of Class of Securities
Item 2(e). CUSIP Number: 781748108
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURES
EXHIBIT 1

Item 1(a).	Name of Issuer: Rural/Metro Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
9221 East Via De Ventura
Scottsdale, Arizona 85258

Item 2(a).	Name of Persons Filing:

                    This Amendment No. 3 to Statement on Schedule 13G is being filed by Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP”), SVIM/MSM II, LLC, a Delaware limited liability company (“SVIM/MSM II”), Tennenbaum & Co., LLC, a Delaware limited liability company (“Tennenbaum LLC”), and Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”). TCP, SVIM/MSM II, Tennenbaum LLC and Mr. Tennenbaum (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

Item 2(b).	Address of Principal Business Office:

2951 28th Street, Suite 1000
Santa Monica, California 90405

Item 2(c).	Citizenship:

     TCP is a Delaware limited liability company. SVIM/MSM II is a Delaware limited liability company. Tennenbaum LLC is a Delaware limited liability company. Mr. Tennenbaum is a United States citizen.

Item 2(d).	Title of Class of Securities:

                    Common Stock, par value $0.01 per share (“Common Stock”), of Rural/Metro Corporation, a Delaware corporation (the “Company”).

Item 2(e).	CUSIP Number: 781748108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.		Ownership:

	(I)	TCP, Tennenbaum LLC and Mr. Tennenbaum:

		(a)	Amount Beneficially Owned: 1,304,813 shares of Common Stock
		(b)	Percent of Class: 5.6%
		(c)	Number of shares as to which such person has:
			(i)	sole power to vote or to direct the vote: 0
			(ii)	shared power to vote or to direct the vote: 1,304,813
			(iii)	sole power to dispose or to direct the disposition of: 0
			(iv)	shared power to dispose or to direct the disposition of: 1,304,813

	(II)	SVIM/MSM II:

		(a)	Amount Beneficially Owned: 1,024,579 shares of Common Stock
		(b)	Percent of Class: 4.4%
		(c)	Number of shares as to which such person has:
			(i)	sole power to vote or to direct the vote: 0
			(ii)	shared power to vote or to direct the vote: 1,024,579
			(iii)	sole power to dispose or to direct the disposition of: 0
			(iv)	shared power to dispose or to direct the disposition of: 1,024,579

Item 5.	Ownership of Five Percent or Less of a Class:

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:      ☐

SVIM/MSM II, one of the reporting persons, has ceased to be the beneficial owner of more than five percent of the class of securities issued by the Company.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

                    A bond fund, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,024,579 shares of Common Stock, representing less than 5% of the Common Stock of the Company. A bond fund, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 280,234 shares of Common Stock, representing less than 5% of the Common Stock of the Company.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tennenbaum Capital Partners, LLC,
a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

SVIM/MSM II, LLC,
a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

Tennenbaum & Co., LLC,
a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum*

Name:	Michael E. Tennenbaum
Its:	Managing Member
Date:	July 1, 2005

MICHAEL E. TENNENBAUM
/s/ Michael E. Tennenbaum*
Name:	Michael E. Tennenbaum
Date:	July 1, 2005

*By:	/s/ David A. Hollander
David A. Hollander
Attorney-in-fact

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement dated February 10, 2004.